

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 17, 2017

Nataliia Kriukova
President and Principal Executive Officer
Arion Group Corp.
18401 Collins Ave., #1220
Sunny Isles Beach, FL 33160

> **Re: Arion Group Corp.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2017**
> **File No. 333-216895**

Dear Ms. Kriukova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have nominal operations and assets consisting only of cash and cash equivalents. Please refer to Rule 405 under the Securities Act of 1933, as amended. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your

securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

3. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

- your disclosure indicates that you are a development stage company issuing penny stock;

- you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- you have a net loss of $3,080 to date and you have not generated any revenues to date;

- you disclose that you have assets of only $4,583, consisting solely of cash and deposits; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company. Alternatively, please revise the registration statement to comply with the requirements of Rule 419 and prominently disclose that you are a blank check company.

4. We note that your company's name is similar to that of another established company, Arion Group. In this regard, please include information to eliminate any misleading inference as to your business, and a risk factor acknowledging this similarity and discussing the potential risks associated with the same, including any potential exposure to future legal proceedings because of your name. See Item 501(b) of Regulation S-K.

Prospectus Summary, page 5

5. You indicate in your Prospectus Summary that you are a development stage company who has yet to commence operations; however, on page 2 you indicate that you have "recently started [your] operation." Please revise for consistency and make conforming changes throughout your registration statement.

Dilution, page 15

6. Please provide dilution disclosures assuming 25% of the shares are sold in the offering or tell us why such disclosure is not provided.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 19

7. We note the sentence in the middle of the first paragraph under Plan of Operations which indicates that if you sell more than 50% of the shares in the offering, that you believe the money will last more than a year. This appears to contradict your disclosure in the above paragraph that $100,000 from this offering will last one year, your use of proceeds disclosure on page 14, and your plan of operations which indicates that you will use all of the net proceeds from your offering in the next 12 months if you sell 75% or 100% of the shares in your offering. Please either clarify your disclosure or revise as appropriate, and make conforming changes to your filing.

Liquidity and Capital Resources, page 23

8. We note your disclosure throughout your document that you require minimum funding of $50,000 to conduct your business over the next twelve months and continue as a going concern. We also note that your plan of operations assumes at least 50%, or $50,000, is raised in your offering. We further note your disclosure which states that if you fail to sell less than 25% of shares in this offering, that you would be forced to scale back or completely abort the implementation of your twelve month plan of operations. Please disclose here, or in an appropriate place in your filing, what would occur if you sold less than 50%, but more than 25% of shares in your offering. In doing so, please disclose what would occur if no additional funding was secured either through Ms. Kriukova or other investors.

Description of Business, page 23

9. We note your principal executive offices are located in the state of Florida in the United States, and that upon completion of the offering you plan to set up an office in Ecuador. Thus, it appears that you will have a non-U.S. resident officer and director. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

- to effect service of process within the United States against your non-U.S. resident officer or director;

- to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

- to enforce in an Ecuadorian court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

- to bring an original action in an Ecuadorian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Additionally, as applicable, please provide disclosure regarding the risks associated with your bank account being located in a non-U.S. jurisdiction and how that might affect investors' ability to enforce judgments and civil liabilities.

10. Please disclose how you plan to obtain your supply of cedar phyto barrels, and the names of any principal suppliers if known. For guidance, refer to Item 101(h)(4)(v) of Regulation S-K.

Product and Influence of Phyto barrels on the human body, page 24

11. Please supplementally provide us with your sources and support for the following statements, among other statements made in this section:

- "[p]hytosaunas are becoming more popular at home;"

- "there is virtually no organ in the human body, which would not have felt the positive impact of the adoption of phytosaunas;" and

- "[p]hytosaunas [are] a kind of herbal medicine, and if used properly they can cure many diseases, improve condition of the body and rejuvenate it, not to mention the fact that it can release . . . fatigue, depression and stress."

Please disclose whether these statements are based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Director, Executive Officer, Promoter, and Control Person, page 26

12. Please disclose the name and geographic location of Ms. Kriukova's home and garden products distribution business. Also, please tell us whether she will continue to conduct this business while she plans and organizes the activities of Arion Group Corp.

Certain Relationships and Related Transactions, page 28

13. We note your disclosure elsewhere in your filing that the estimated cost of this registration statement is $8,000 and that Ms. Kriukova has verbally agreed to loan the company funds to complete the registration process. Please describe this currently proposed transaction under this heading. For guidance, refer to Item 404(a) of Regulation S-K.

Plan of Distribution

Procedures for Subscribing, page 30

14. Please revise to describe the manner in which investors will subscribe for and receive their shares. Please file your form of subscription agreement as an exhibit to this filing. See Item 601(b)(10) of Regulation S-K.

Undertakings, page 45

15. Please revise the undertaking under your section (a)(5)(i) to be consistent with the undertaking provided Item 512(a)(6)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Elizabeth Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Conrad C. Lysiak